Exhibit 99.5

2023 Annual General Meeting

The Voting Instructions must be signed, completed and received at the indicated address prior to

10:00 A.M. (New York City time) on June 22, 2023 for action to be taken.

2023 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES

Freeline Therapeutics Holdings plc (the “Company”)
ADS CUSIP No.:	35655L206 (freely transferable ADSs).
35655L875 (restricted ADSs).
ADS Record Date:	May 22, 2023.
Meeting Specifics:

Annual General Meeting to be held on Wednesday, June 28, 2023 at 2:00 P.M. (UK time) at the offices of Skadden, Arps, Slate, Meagher & Flom (UK) LLP, 22 Bishopsgate, London, EC2N 4BQ, United Kingdom (the “Meeting”).

Meeting Agenda:	The Notice of Meeting and Annual Report and Accounts for the period ended December 31, 2022 are available to view and download from the Company’s website at: https://www.freeline.life/investors/agm.
Depositary:	Citibank, N.A.
Deposit Agreement:

Deposit Agreement, dated as of August 11, 2020 by and among the Company, the Depositary and all Holders and Beneficial Owners of ADSs (as amended from time to time, the “Deposit Agreement”). All capitalized terms used but not otherwise defined herein shall have the meanings given to such terms in the Deposit Agreement.

Deposited Securities:	Ordinary Shares of £0.00001 each of the Company (“Shares”).
Custodian:	Citibank, N.A. (London).

The undersigned being the Holder and Beneficial Owner, as of the ADS Record Date, of the American Depositary Share(s) issued under the Deposit Agreement and identified on the reverse side hereof (such American Depositary Shares, the “ADSs”) hereby authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Shares represented by the ADSs in the manner indicated on the reverse side hereof but subject to the terms of the Deposit Agreement. The Depositary has been advised by the Company that under the Articles of Association of the Company as in effect on the date of the Deposit Agreement and to be in effect at the time of the Meeting, voting at any meeting of shareholders of the Company will be decided on a poll.

Voting instructions may be given only in respect of a number of ADSs representing an integral number of Shares. Upon the timely receipt from a Holder of ADSs as of the ADS Record Date of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under any applicable law, the provisions of the Deposit Agreement, the Articles of Association of the Company and the rights attached to the Shares, to vote, or cause the Custodian to vote, the Shares (in person or by proxy) represented by such Holder’s ADSs in accordance with the voting instructions received from the Holders of ADSs.

Shares represented by ADSs for which no timely voting instructions are received by the Depositary from the Holder shall not be voted (except as contemplated below). Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the Shares represented by ADSs, except pursuant to and in accordance with the voting instructions timely received from Holders or as otherwise contemplated below. If the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Shares represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in such voting instructions. Notwithstanding anything else contained herein, the Depositary shall, if so requested in writing by the Company, represent all Shares (whether or not voting instructions have been received in respect of such Shares from Holders as of the ADS Record Date) for the sole purpose of establishing quorum at a meeting of shareholders.

Please further note that in accordance with and subject to the terms of Section 3.5 of the Deposit Agreement, the Company may, in its sole discretion but subject to applicable law, instruct the Depositary to take action with respect to the ownership interest of any Holder or Beneficial Owner, including, but not limited to, the imposition of restrictions on the transfer of ADSs, the removal or limitation of voting rights or mandatory sale or disposition on behalf of a Holder or Beneficial Owner of the Shares represented by the ADSs held by such Holder or Beneficial Owner if and to the extent such disposition is permitted by applicable law and the Articles of Association of the Company.

Please indicate on the reverse side hereof how the Shares are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein.

RESOLUTIONS

Ordinary Resolutions

1.	That the Annual Report and Accounts for the financial year ended 31 December 2022, together with the Directors’ Report and independent Auditor’s Report thereon, be received and adopted.
2.	That the Directors’ Remuneration Report (excluding the Directors’ Remuneration Policy) as set out in the Annual Report and Accounts for the financial year ended 31 December 2022 be approved.
3.	That Deloitte LLP be re-appointed as auditors to hold office from the conclusion of this AGM until the conclusion of the next AGM at which the Company’s Annual Report and Accounts are presented.
4.	That the Directors of the Company be authorised to determine Deloitte LLP’s remuneration.
5.	That Chris Hollowood be re-appointed as a director of the Company.
6.	That Martin Andrews be re-appointed as a director of the Company.
7.	That Jeffrey A. Chodakewitz be re-appointed as a director of the Company.
8.	That Julia P. Gregory be re-appointed as a director of the Company.
9.	That Colin A. Love be re-appointed as a director of the Company.
10.	That Michael J. Parini be re-appointed as a director of the Company.
11.	That Paul Schneider, who was appointed by the Board since the last AGM, be appointed as a director of the Company.
12.

That the amendment of the exercise price of each outstanding underwater option granted to an employee of the Company on or after 1 June 2021 with an exercise price greater than or equal to $0.42 per ordinary share (or $6.27 per ADS) under the (i) Freeline Therapeutics Holdings plc 2021 Equity Inducement Plan; and (ii) Freeline Therapeutics Holdings plc 2020 Equity Incentive Plan, from the existing applicable per ADS exercise price to a new replacement per ADS exercise price equal to the closing sales price for ADSs as quoted on the Nasdaq Capital Market for the last day preceding 30 June 2023 (being the Repricing Date) during which a sale occurred, as reported in The Wall Street Journal or another source the Board deems reliable, be hereby approved.

The Depositary has been informed by the Company that its board of directors unanimously recommends a “FOR” vote on all of the proposed resolutions.

A	Resolutions	Freeline Therapeutics Holdings plc

			Vote				Vote
Ordinary Resolutions	For	Against	Withheld	Ordinary Resolutions	For	Against	Withheld

Resolution 1	☐	☐	☐	Resolution 7	☐	☐	☐

Resolution 2	☐	☐	☐	Resolution 8	☐	☐	☐

Resolution 3	☐	☐	☐	Resolution 9	☐	☐	☐

Resolution 4	☐	☐	☐	Resolution 10	☐	☐	☐

Resolution 5	☐	☐	☐	Resolution 11	☐	☐	☐

Resolution 6	☐	☐	☐	Resolution 12	☐	☐	☐

B	Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an Issue, the undersigned shall be deemed to have directed the Depositary to give Voting Instructions “FOR” the unmarked Issue.

If these Voting Instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an Issue, the undersigned shall be deemed to have directed the Depositary to give an “VOTE WITHHELD” Voting Instruction for such Issue.

Please be sure to sign and date this Voting Instructions Card.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be in full name by a duly authorized officer with full title as such.

Signature 1 - Please keep signature within the line	Signature 2 - Please keep signature within the line	Date (mm/dd/yyyy)

/ /